5870 NORTH HIATUS ROAD, TAMARAC, FLORIDA 33321

Michael Rabinovitch

Ligne directe/Direct Line: (954) 590-9462

mrabinovitch@birksandmayors.com

April 4, 2011

Mr. H. Christopher Owings

Assistant Director

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Re:	Birks & Mayors Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended March 27, 2010
Filed July 12, 2010
File No. 001-32635

Dear Mr. Owings:

This letter is in response to your letter dated March 22, 2011 regarding the review of the Company’s Form 20-F for the year ended March 27, 2010 and comments thereto by the Staff of the Securities and Exchange Commission (the “Commission”). Please note that for the Staff’s convenience we have recited each of the Staff’s comments and followed each comment with the Company’s response.

Item 4. Information on the Company, page 10

1. Please include a list of each of your significant subsidiaries in this section of your filing. Please include the name, country of incorporation and your proportion of ownership interest for each significant subsidiary. In this regard, we note that you list seven subsidiaries in Exhibit 8.1 to this Form 20-F. See Item 4.C of Form 20-F and provide us with your proposed disclosure.

Response:

We acknowledge the Staff’s comment. To address the Staff’s comment, we will include in future filings a list of each of our significant subsidiaries in the section of our filing entitled “Information on the Company” as follows:

Name	Jurisdiction of Incorporation	Ownership Interest

Mayor’s Jewelers, Inc.	Delaware	100%

Mayor’s Jewelers of Florida, Inc.	Florida	100%

Availability of Products, page 13

2. We note your statement that you purchase raw materials from a “relatively limited number of sources”. Please revise your disclosure to state the extent to which the prices of your principal raw materials are volatile and provide us with your proposed disclosure. In this regard, we note the risk factor on page seven regarding potential fluctuations in the prices you pay for raw materials. See Item 4.B.4 of Form 20-F.

Response:

We acknowledge the Staff’s comment. To address the Staff’s comment, we propose to include in future filings the following in the section entitled “Availability of Products”:

“Significant changes in the availability or prices of diamonds, gemstones and precious metals we require for our products could adversely affect our earnings. Furthermore, both the supply and price of diamonds are significantly influenced by a single entity, the Diamond Trading Corporation. We do not maintain long-term inventories or otherwise hedge a material portion of the price of raw materials. A significant increase in the price of these materials could adversely affect our net sales and gross margins. However, in the event of price increases, the Company will generally attempt to pass along any price increases to its customers.”

Properties, page 16

3. We note your disclosure in the second paragraph on page 13 and elsewhere in your filing that you have manufacturing facilities in Florida and Canada. Please include a description of these facilities, including any encumbrances to the facilities, the extent to which you utilize the facilities and the facilities’ productive capacities. Please provide us with your proposed disclosure. See Item 4.D of Form 20-F.

Response:

We acknowledge the Staff’s comment. Please note that the manufacturing facilities in Florida and in Canada occupy space within our corporate buildings and are not conducted at separate physical locations. The products produced at our manufacturing facilities are primarily diamond jewellery with a focus on bridal. The current production capabilities are not limited to our current production levels and we have the capacity to meet future anticipated growth. To address the Staff’s comment, we propose to include in future filings the following in the section entitled “Product Design, Development, Sourcing and Manufacturing”:

“The manufacturing facilities in Montreal and Florida occupy space within our corporate buildings. The products produced at these two (2) facilities are primarily diamond jewellery with a focus on bridal jewellery. The current production capabilities at these two (2) facilities are not limited to our current production levels and we believe we have the capacity to meet future anticipated growth.”

Item 5. Operating and Financial Review and Prospects, page 19

Liquidity and Capital Resources, page 25

4. We note your disclosure of the agreement between your company and Damiani International B.V. on page 27. Please disclose the anticipated sources of funds from which you will satisfy this $10.6 million purchase commitment and provide us with your proposed disclosure. See Item 5.B.3 of Form 20-F.

Response:

We acknowledge the Staff’s comment. To address the Staff’s comment, we propose to include in future filings the following in the paragraph disclosing the agreement between our Company and Damiani International B.V.:

“Funds required to make payments under this agreement are expected to be generated from the sale of the products received as part of this agreement and any returns of products to Damiani in accordance with the distribution agreement”.

Item 7. Major Shareholders and Related Party Transactions, page 41

5. Please disclose whether any of your major shareholders have different voting rights than other shareholders and, if not, please state affirmatively that they do not have any different voting rights. See Item 7.A.1(c) of Form 20-F and provide us with your proposed disclosure.

Response:

We acknowledge the Staff’s comment. To address the Staff’s comment, we propose to include in future filings the following in the footnotes to the Major Shareholders table in relation to Goldfish Trust, Rohan Private Trust Company Limited and Montrovest B.V.:

“The Class B multiple voting shares entitle the holder to ten (10) votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one (1) Class A voting share”.

Item 9. The Offer and Listing, page 44

6. We note your statement that your Class A voting shares began to trade on the NYSE Amex in November 2005. Please disclose the annual high and low market prices of your Class A voting stock for the 2007 fiscal year. See Item 9.A.4 of Form 20-F.

Response:

We acknowledge the Staff’s comment. To address the Staff’s comment, we propose to include in future filings the annual high and low market prices of our Class A voting stock for the 2007 fiscal year.

Item 16A. Audit Committee Financial Expert, page 55

7. We note your statement that your “Board of Directors has decided to waive for the present time, the requirements under the audit committee’s charter that at least one member of the audit committee be designated as an “audit committee financial expert”.” Please revise your filing to state why your board of directors has decided to waive the requirement that you have an audit committee financial expert and provide us with your proposed disclosure. See Item 16.A.1(3) of Form 20-F.

Response:

We acknowledge the Staff’s comment. To address the Staff’s comment, we propose to include in future filings the following:

“With the departure of a former audit committee chair who had been designated as an “audit committee financial expert”, the Board determined that Louis Roquet had an adequately high level of financial sophistication to meet the NYSE Amex listing standards and SEC rules even though he could not technically meet the requirements to be designated an “audit committee financial expert”. Therefore, rather than amend the audit committee’s charter to remove the requirement that at least one member of the audit committee be designated as an “audit committee financial expert”, the Board of Directors decided to waive that requirement for the present time.”

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We acknowledge the Staff’s comment. As requested, the Company hereby acknowledges:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on the reasons set forth above, the Company will expand its Form 20-F disclosures for the period ended March 26, 2011 as outlined above. The Company respectfully submits that these changes are not significant enough to warrant amending its previously filed Annual Report on Form 20-F for the year ended March 27, 2010.

If you have any questions regarding the foregoing responses, please feel free to contact me.

Respectfully submitted,

/s/ Michael Rabinovitch

MICHAEL RABINOVITCH
Senior Vice-President and CFO

*	hd